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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    DPL INC.

         (Name of Subject Company (issuer) and Filing Person (offeror))

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  233 293 109
                     (CUSIP Number of Class of Securities)

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                             STEPHEN F. KOZIAR, JR.
                    GROUP VICE PRESIDENT AND GENERAL COUNSEL
                                    DPL INC.
                           COURTHOUSE PLAZA SOUTHWEST
                                DAYTON, OH 45402
                                 (937) 224-6000

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                FEBRUARY 2, 2000

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
Amount Previously Paid: N/A                                                      Filing Party: N/A
Form or Registration No.: N/A                                                      Date Filed: N/A
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/X/  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

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
/ /  third-party tender offer subject to Rule    /X/  issuer tender offer subject to Rule 13e-4.
14d-1.
/ /  going-private transaction subject to Rule   / /  amendment to Schedule 13D under Rule 13d-2.
13e-3.
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    Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

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CONTACT:
FOR DPL:                                       FOR KKR:
Arthur Meyer                                   Jeremy Fielding / Molly Morse
DPL Inc.                                       Kekst and Company
(937) 224-5940                                 (212) 521-4800
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            --DPL INC. TO RECEIVE $550 MILLION INVESTMENT FROM KKR--
      INVESTMENT PROCEEDS USED TO ACCELERATE STRATEGIC PLAN AND REPURCHASE
                                     SHARES
                             KKR TO TAKE 19% STAKE

    DAYTON, OHIO, FEBRUARY 2, 2000--DPL Inc. (NYSE--DPL), the parent company of The Dayton Power and Light Company, today announced that it had signed a definitive agreement with affiliates of Kohlberg Kravis Roberts & Co. (KKR) under which KKR will make a strategic investment of $550 million in the Company. DPL intends to use the proceeds from this investment, combined with up to $425 million of new capital, to continue its planned generation strategy, retire short term debt, and to repurchase up to 31.6 million shares.

    Under the terms of the agreement, which has been unanimously approved by DPL's Board of Directors, the investment includes a combination of voting preferred and trust preferred securities and warrants. The 31.6 million warrants, with an exercise price of $21, represent approximately 19.9% of DPL shares currently outstanding. The voting preferred securities will carry voting rights for up to 4.9% of DPL's total voting rights. The trust preferred securities will have a term of 30 years and carry a dividend rate of 8.5% payable in cash.

    "Today's agreement with KKR is a strong endorsement of our core transmission and distribution business, our baseload and peaking generation strategy as well as our investment performance," said Peter H. Forster, Chairman of DPL. "With this strong anchor shareholder relationship in place, we intend to take advantage of KKR's expertise to unlock value and enhance our competitive position. We believe that KKR's long-term commitment and significant investment will help to accelerate earnings growth and deliver even greater value to all shareholders."

    The KKR investment validates the Company's growth strategy, and the planned repurchase of shares will be accretive to earnings while maintaining financial flexibility.

    DPL is continuing to focus on the development of its peaking generation business. The Company's recently announced $205 million Phase Three expansion will increase peaking capacity by 20%, or 635 megawatts.

    "DPL's peaking generation program is well underway, with our third phase announced last month. We have the experience, the sites, and the access to low-cost natural gas to capitalize on the capacity need in the energy marketplace," said Mr. Forster. "This expansion, combined with our existing low-cost coal generation, positions us to take advantage of the profitable Midwest energy markets."

    Upon the closing of KKR's investment, George Roberts and Scott Stuart, KKR partners, will join DPL's Board of Directors.

    "After spending a great deal of time with DPL's management team, and reviewing its strategy and position in the industry, we concluded that DPL has all the attributes that we seek in our long-term strategic investments," said Scott Stuart, a KKR partner. "DPL is an excellent low cost operator, with a high-quality management team, and a sound plan for growing its generating and distribution businesses."

    "We believe DPL has an exciting future ahead as the regional market for electricity is opened up to competition next year and we look forward to partnering with DPL's management team to help the Company achieve its goals," said Mr. Stuart.

    Allen M. Hill, President and Chief Executive Officer of DPL said, "Electricity deregulation favors flexible companies that are equipped for electric power generation and independent power production

                                     -more-
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and hold excellent core distribution assets. With these additional resources, we can invest further in our core businesses as we build the Company into an industry leader in terms of growth, earnings and shareholder value while continuing to provide quality reliable service."

    "This investment by KKR and the share repurchase plan returns capital to our shareholders, maintains our solid balance sheet, and provides for investment-grade credit ratings," concluded Mr. Hill.

    The transaction, which is subject to customary closing conditions, is expected to close in early March.

    DPL was advised by Credit Suisse First Boston.

    KKR was advised by Goldman, Sachs & Co. and CIBC World Markets Corp.

DETAILS OF THE SHARE REPURCHASE

    The initial buyback will be through a "Dutch Auction" self-tender offer for up to 25 million shares, or approximately 16% of outstanding shares, at a price of $20-$23. The tender will begin February 4, 2000.

    Under the Dutch Auction tender offer, shareholders will have the opportunity to tender all--or a portion of--their shares at a price within this specified price range. The closing price of DPL's common stock on February 1, 2000 was $19 1/16 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single, per-share price within the range that will allow it to buy 25 million shares (or the lesser number of shares that are properly tendered at a price within the range.) Shareholders whose shares are purchased in the offer will be paid the set purchase price net in cash, without interest, after the expiration of the offer period.

    Neither DPL nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the Dutch Auction. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase.

    The offer is subject to various conditions detailed more fully in the material announcing the offer to purchase. Shareholders will receive more detailed information about the repurchase plan through the tender offer mailing. The dealer manager for the offer is Credit Suisse First Boston. The information agent is Georgeson. Copies of the offer to purchase and related materials will be mailed to all shareholders and filed with the Securities and Exchange Commission by DPL. Investors and shareholders may obtain a free copy (when available) of the purchase and other documents which will be filed by DPL with the SEC at the SEC website, WWW.SEC.GOV. The terms of the offer and procedures for tendering are explained in detail in these materials. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

ABOUT DPL

    DPL is a diversified energy company supplying energy services to customers in the Midwest through its subsidiaries, The Dayton Power and Light Company and DPL Energy. Dayton Power and Light Company is a diversified energy company, generating electricity for over 500,000 retail customers and distributing natural gas to more than 300,000 customers in Ohio.

ABOUT KKR

    KKR is a private investment firm with offices in New York City, London, and Menlo Park, California.

    DPL Inc. will host a conference call to discuss this transaction at 9:00 am
(EST) on Wednesday, February 2, 2000. Access to the call is available by dialing 1-719-457-2645.

    This release contains certain forward-looking statements regarding plans and expectations for the future. Investors are cautioned that actual outcomes and reports may vary materially from those projected due to various factors beyond DPL's control.

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